John Nolan Senior Assistant Chief Accountant	Head Office
Office of Financial Services Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gogarburn PO Box 1000 Edinburgh EH12 1HQ

6 June 2019

Dear Mr Nolan

The Royal Bank of Scotland Group plc

Form 20-F filed February 28, 2019

File No 001-10306

Thank you for your letter of 22 May 2019. Our responses to your comments are set out below. References to “the Company” and to “RBSG” are to The Royal Bank of Scotland Group plc; “the Group” means the Company and its subsidiaries.

We have sought to provide the disclosures that will appear in our future Form 20-F filings as we believe this is helpful in clarifying our response.

Form 20-F filed February 28, 2019

Non-GAAP financial information, page 2

1.   We note your disclosure that “this document contains a number of non-GAAP (or non-IFRS) financial measures.” Please revise future filings to present a reconciliation for each non-GAAP measure presented to clearly disclose the most directly comparable GAAP (or IFRS) measure reconciled to the non-GAAP measure or tell us where this information is presented. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

We set out below a table presenting a list of the eleven non-GAAP (or IFRS) financial measures within our Form 20-F filed for the year ended 31 December 2018, filed on 28 February 2019 (the “2018 Form 20-F”). This will aid the reader in easily locating such measures and their related reconciliation to the nearest GAAP measure.

We will provide this table in future filings. Additionally, we will monitor each reconciliation to consider where we can enhance or clarify our disclosure to maximise understanding for the reader. We will continue to assess whether the set of non-GAAP measures reflects our performance measures.

For three of these non-GAAP measures we propose to include enhanced reconciliations in our future filings; these are shown within the Appendix. They relate to the following non-GAAP measures:

•                     Return on tangible equity

•                     Loan:deposit ratio

•                     Impact of transfers (business segments)

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square

Edinburgh EH2 2YB

Measures defined by our regulator (eg CET 1 or RWA) are not identified, but we do explain where we modify these measures.

Measure	GAAP equivalent	Basis of preparation / reconciliation
Return on tangible equity	Total equity	Pages 5, 29 & 38
Funded assets	Total assets	Page 2, 45 & 182
Net interest margin (NIM)	Ratio	Page 38, 180 & 253
Operating expenses analysis – management view	Operating expenses	Pages 40 & 42
Cost:income ratio	Ratio	Page 38 & 40
Loan:deposit ratio	Ratio	Pages 49, 50 & 52
Tangible net asset value	Ratio	Page 45, 182 & 227
Other expenses commentary – notable items	Operating expenses	Page 38 & 41
Aggregation of business segments	Individual business segments	Page 196
Impact of transfers (business segments)	Various P&L line items	Pages 50, 52, 54 & 56
ECL loss rate	Ratio	Page 43

   Note: ratios refer to measures derived from unadjusted GAAP measures

Historically, we presented a management view income statement. This included adjusted total income, operating expenses and operating profit; these metrics were then used in our business commentary. From 2018 we removed the management view income statement and reduced the use of adjusted measures. We continue to report our expenses (as per the table) on a disaggregated basis to help readers understand our cost drivers, and treat these as non-GAAP measures accordingly.

Note 14, Impairments, page 188

1.       We note your disclosure of the general write off policies for loans individually evaluated and collectively evaluated. Please tell us in detail and revise future filings to clarify which loans are individually evaluated and which loans are collectively evaluated. To the extent it is not observable, clarify the magnitude of write offs in loans/portfolios that are collectively evaluated. Additionally, please provide an estimate of the average amount of time it takes to write off a loan for each portfolio collectively evaluated as compared to simply disclosing the ending time parameter.

We set out below the portfolio summary – segment analysis with additional splits to show the individual and collective elements of our impairments. A table in this format was originally presented on p135 of our 2018 Form 20-F filing. We filed a Form 6-K on 30 April 2019 to update our 2018 Form 20-F to reflect a change of business segments and the table below is based on the updated table in such Form 6-K. We have added to this portfolio summary an indication of whether the impairment (and write offs) relate to individually or collectively assessed loans. We will provide this disclosure in future filings.

We will, additionally, enhance our accounting policy note on our use of individual and collective assessment. All our stage 1 and stage 2 provisions are collective.

		Ulster	Commercial	Private			Central items
	UK PB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
31 December 2018 (1)	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	134,836	17,822	91,034	13,750	13,383	8,196	6,964	285,985
Stage 2	13,245	2,080	9,518	531	289	407	27	26,097
Stage 3	1,908	2,308	2,448	225	101	728	—	7,718
of which: individual		63	1,557	225	101	699		2,645
of which: collective	1,908	2,245	891			29		5,073
	149,989	22,210	103,000	14,506	13,773	9,331	6,991	319,800
ECL provisions (2)
Stage 1	101	35	124	13	6	6	—	285
Stage 2	430	114	194	10	3	12	—	763
Stage 3	597	638	942	20	17	106	—	2,320
of which: individual		24	527	20	17	86		674
of which: collective	597	614	415			20		1,646
	1,128	787	1,260	43	26	124	—	3,368
ECL provisions coverage (3)
Stage 1 (%)	0.07	0.20	0.14	0.09	0.04	0.07	—	0.10
Stage 2 (%)	3.25	5.48	2.04	1.88	1.04	2.95	—	2.92
Stage 3 (%)	31.29	27.64	38.48	8.89	16.83	14.56	—	30.06
	0.75	3.54	1.22	0.30	0.19	1.33	—	1.05
Impairment losses
ECL charge (4)	339	15	147	(6)	(2)	(92)	(3)	398
ECL loss rate - annualised (BP)	23	7	14	(4)	(1)	(99)	(4)	12
Amounts written-off	445	372	572	7	9	89	—	1,494
of which: individual		16	406	7	9	89		527
of which: collective	445	356	166					967

Note: footnotes from the table are not repeated.

Separately, you asked us to provide an estimate of the actual time taken, on average, to write off loans within our collective portfolios. We set out this below.

Average time to write-off (months)
Personal Unsecured	41
Credit Cards	13
Mortgages	52
Business Banking	38
Wholesale	68

Note: average time is the number of months from the loan being marked as defaulted

We understand that you do not require us to modify our future filings in respect of the table above. We do set out within our accounting policy, on p188, the write off policies applied within the Group. We would also consider additional disclosure to explain material experience variances, or to draw attention to factors leading to significant changes in our reported levels of impairment if relevant.

Thank you for your comments. We appreciate feedback that allows us to improve our reporting and that enables readers to better understand our disclosures. If you have further questions on our responses we would be very happy to address them.

Yours sincerely

/s/ Katie Murray

Katie Murray

Chief Financial Officer

Appendix

The enhanced reconciliations for three non-GAAP measures, that we propose to provide in our future filings, have been included below. The data used is December 2018 for illustrative purposes and the page references are to the 2018 Form 20-F.

Return of tangible equity – below is the RBS and segment ROE calculation:

RBS Group ROE calculation:

Caption	Page no

GAAP Profit attributable to ordinary shareholders £m	38	1,622

GAAP - Average total equity £bn	253	48.5
Adjustment for other owners and intangibles £bn		(14.7)
Non- GAAP - Adjusted total tangible equity £bn		33.8

Non- GAAP Return on tangible equity	5, 29 & 38	4.8%

Segment ROE calculation:

	Page no	Personal Banking	Ulster Bank RoI	Commercial Banking	Private Banking	International	NatWest Markets
Operating profit £m	40	2,458	12	1,358	303	336	(70)
Adjustment for tax(Ulster RoI – nil, International – 14% and all other segments at 28%)	N/a	(688)	0.0	(380)	(85)	(47)	20
Preference share cost allocation £m	N/a	(96)	0	(150)	(18)	(21)	(108)
Adjusted attributable profit £m	N/a	1,674	12	828	200	268	(158)

Monthly average RWAe £bn	N/a	45.7	17.0	73.2	9.4	6.9	53.8
Equity factor	40	15%	14%	11%	13.5%	16%	15%

RWAe applying equity factor £bn	N/a	6.9	2.4	8.1	1.3	1.1	8.1

Return on equity	40	24.3%	0.5%	10.2%	15.4%	24.4%	-2.0%

Definition -  For the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking - 14% prior to Q1 2018), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders.

The numbers in red are not  disclosed in Form 20-F.

Loan:deposit ratio

Caption	Page no	Ulster Bank RoI €bn	Page no	Commercial Banking £bn	Page no	Private Banking £bn
Loans to banks and customers - amortised costs	49	21.0	50	88.0	52	14.3
Deposits	49	20.1	50	95.6	52	28.4
Loan: deposit ratio	49	105%	50	92%	52	50%

Definition – Loan: deposit ratio is net customer loans held at amortised cost divided by total customer deposits.

Impact of transfers (business segments)

Commercial Banking
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	50	3,374	3,484	(110)	246	136
Operating expenses (£m)	50	1,872	2,014	142	(10)	132
Impairment losses (£m)	50	144	362	218	(72)	146
Net loans to customers (£bn)	50	88.0	96.9	(8.9)	6.7	(2.2)
Customer deposits (£bn)	50	95.6	98.0	(2.4)	1.2	(1.2)
RWAs (£bn)	50	67.6	71.8	(4.2)	2.2	(2.0)
Private
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	52	775	678	97.0	(24)	73
Operating expenses (£m)	52	478	529	(51.0)	(15)	(66)
Net loans to customers (£bn)	52	14.3	13.5	0.8	0.1	0.9
Customer deposits (£bn)	52	28.4	26.9	1.5	0.5	2.0
Assets under management £bn	52	19.8	21.5	(1.7)	0.7	(1.0)
International
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	54	594	389	205.0	(151)	54
Operating expenses (£m)	54	260	219	41.0	(14)	27
Net loans to customers (£bn)	54	13.3	8.7	4.6	(4.5)	0.1
Customer deposits (£bn)	54	27.5	28.9	(1.4)	(1.7)	(3.1)
RWAs (£bn)	54	6.9	5.1	1.8	(1.9)	(0.1)
NatWest Markets
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	56	1,442	1,050	392.0	(104)	288
Operating expenses (£m)	56	1,604	2,201	(597.0)	2	(595)
Impairment releases (£m)	56	92	174	(82.0)	72	(10)
Net loans to customers (£bn)	56	8.4	9.7	(1.3)	0.0	(1.3)
Customer deposits (£bn)	56	2.6	3.3	(0.7)	0.0	(0.7)
Funded assets (£bn)	56	111.4	118.7	(7.3)	(1.3)	(8.6)
RWAs (£bn)	56	44.9	52.9	(8.0)	(0.4)	(8.4)